EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

MARCH 31, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

May 6, 2014

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the first quarter of 2014 (three months ended March 31, 2014) are against results for the first quarter of 2013 (three months ended March 31, 2013). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. The financial measures EBITDA and Adjusted EBITDA used in this MD&A are not prescribed by IFRS, or in the case of EBIT is an Additional IFRS financial measure. Such measures are defined in the “Additional IFRS and Non-IFRS Financial Measures” section of this MD&A.

The following interim MD&A is as of May 6, 2014 and should be read in conjunction with the Consolidated Interim Financial Statements for the three months ended March 31, 2014 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2013 included in our 2013 Annual Report to Shareholders to which readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A where an item is not material or there has been no material change from the discussion in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section entitled “Forward-Looking Statements” after the “Outlook, Key Risks and Uncertainties” section of this MD&A.

The major assumptions made in preparing our second quarter guidance are outlined below and include but are not limited to:

•	North American weather patterns will support condensed spring applications;

•	North America Wholesale fertilizer realized selling prices across all nutrients will be substantially lower than realized in the second quarter of 2013;

•	North America Wholesale produced nitrogen sales volumes will be approximately 15 percent lower than the sales volumes in the same quarter of 2013, largely due to the outage at the Carseland nitrogen facility that is expected to lower second quarter product availability by approximately 130,000 tonnes of urea and 30,000 tonnes of ammonia;

•	The average NYMEX gas price will not deviate significantly from approximately $4.50 per MMBtu;

•	North America Wholesale produced potash sales volumes will approximate the sales volumes realized in the second quarter of 2013 while phosphate sales volumes will be 10 to 15 percent lower than the sales volumes realized in the second quarter of 2013;

•	Retail North America crop nutrients margin percentages will be higher than the 19 percent realized in the second quarter of 2013;

•	Retail North America crop nutrients sales volumes will be approximately 25 percent higher than in the second quarter of 2013 due mainly to the Viterra acquisition;

•	Retail North America crop protection products margin percentages will approximate the 22 percent realized in the second quarter of 2013; and

•	Guidance is issued excluding the second quarter effects of:

•	Share-based payments;

•	Gains or losses on foreign exchange and derivative hedge positions; and

•	Earnings or losses related to discontinued operations.

2014 First Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2014 first quarter net earnings from continuing operations were $12-million, or $0.08 diluted earnings per share from continuing operations, compared to net earnings from continuing operations of $146-million, or $0.98 diluted earnings per share from continuing operations, for the same quarter of 2013.

Financial Overview

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts and where noted)	2014	2013	Change	% Change
Sales	3,079	3,156	(77)	(2)
Gross profit	556	705	(149)	(21)
Expenses	503	466	37	8
Earnings from continuing operations before finance costs and income taxes (“EBIT”)	53	239	(186)	(78)
Net earnings from continuing operations	12	146	(134)	(92)
Net loss from discontinued operations	(9)	(5)	(4)	80
Net earnings	3	141	(138)	(98)
Diluted earnings per share from continuing operations	0.08	0.98	(0.90)	(92)
Diluted loss per share from discontinued operations	(0.06)	(0.04)	(0.02)	50
Diluted earnings per share	0.02	0.94	(0.92)	(98)
Effective tax rate (%)	29	27	N/A	N/A

Sales

Sales decreased by $77-million to $3.1-billion for the first quarter of 2014. Factors that affected our performance during the first quarter of 2014 compared to the first quarter of 2013 include the following:

•	Wholesale sales decreased by 11 percent to $1.1-billion due to lower prices across all product lines consistent with benchmark pricing, partially offset by higher sales volumes for urea, phosphate and potash; and

•	Retail sales increased by 4 percent to $2.2-billion largely due to the inclusion of results from Viterra Inc. (“Viterra”) retail centers, which accounted for $266-million in sales during the current quarter, and an increase in crop nutrients sales volumes in Canada in the first quarter of 2014 following a shorter fall application season. This was partially offset by a decrease in crop protection sales primarily driven by unfavorable weather conditions throughout North America in the first quarter of 2014.

Gross Profit

Our gross profit for the first quarter of 2014 was $556-million, a decrease of $149-million compared to the first quarter of 2013. The main drivers of this variance consisted of the following:

•	Wholesale’s gross profit decreased by $172-million for the first quarter of 2014, compared to the first quarter of 2013 primarily as a result of lower realized sales prices across all product lines consistent with benchmark pricing, which was partially offset by higher sales volumes from the carry forward of sales committed in the fourth quarter of 2013; and

•	Retail’s gross profit increased by $11-million to $387-million for the first quarter of 2014, compared to the first quarter of 2013 due to the inclusion of results from Viterra, coupled with higher sales of livestock in Australia and the catch-up of crop nutrient sales volume in Canada in the first quarter of 2014 following a shorter fall application season. These were partially offset by lower crop protection sales due to unfavorable weather conditions throughout North America.

Expenses

Expenses increased by $37-million for the first quarter of 2014 compared to the first quarter of 2013. This difference is primarily a result of the following items:

•	An increase in Retail selling expenses primarily driven by increased costs of $50-million from the inclusion of Viterra results; and

•	An increase in general and administrative expenses due to a $15-million increase in share-based payments expense driven by an appreciation in share price in the first quarter of 2014.

The above increases in expenses were partially offset by a $24-million favorable change in commodity derivative gains. For further details, refer to the heading Wholesale in the section “Business Segment Performance”.

Excluding Viterra, our Retail selling expenses would have been down $3-million, and our total expenses would have been $16-million lower.

The following table is a summary of our other expenses (income) for the first quarters of 2014 and 2013, respectively.

	Three months ended March 31,
(millions of U.S. dollars)	2014	2013
Realized and unrealized gain on commodity derivative financial instruments	(32)	(8)
Realized and unrealized gain on foreign exchange derivative financial instruments	(15)	(13)
Foreign exchange loss	12	19
Interest income	(11)	(15)
Environmental remediation and asset retirement obligations	(2)	1
Bad debt expense	5	5
Potash profit and capital tax	3	4
Other	—	(4)

	(40)	(11)

Effective Tax Rate

The effective tax rate on continuing operations was 29 percent for the first quarter compared to 27 percent for the same period last year due to a decrease in income earned in low tax jurisdictions.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail’s 2014 first quarter sales were $2.2-billion ($1.7-billion from North America), which is an increase of 4 percent compared to sales of $2.1-billion ($1.6-billion from North America) for the same period last year. Total gross profit was $387-million in the first quarter of 2014, compared to the $376-million achieved in the same period last year. The increase in sales and gross profit was primarily due to the contribution from the Viterra acquisition and improved results in Australia. Retail reported EBITDA of $17-million in the first quarter of 2014, compared to $25-million in the first quarter of last year. The decline was due to the increase in operating costs associated with the acquired Viterra operations and the delayed spring season impacting U.S. retail results this quarter. It is important to note that the first quarter is normally a negative earnings period for Canadian agri-retail business, with the majority of the earnings from this business achieved in the second and third quarters. International Retail was the major contributor to EBITDA this quarter, with $36-million reported in the first quarter of 2014, compared to $4-million in the same period last year.

Total crop nutrient sales were $896-million this quarter, compared to $802-million in the first quarter of 2013. The increase was due to additional sales from the acquired Viterra operations and stronger sales in the Australian market. This was partially offset by lower crop nutrient prices in North America compared to the same period last year. Gross profit for crop nutrients was $128-million this quarter, up slightly from the $121-million reported in the first quarter of 2013. Total crop nutrient margins as a percentage of sales were 14.3 percent in the first quarter of 2014, compared to 15.1 percent in the same period last year. The decrease is primarily due to a lower proportion of sales coming from the U.S., which typically has higher margins.

Crop protection sales were $730-million in the first quarter of 2014, compared to the $786-million in sales reported in the same period last year. The decrease in sales was due to unfavorable weather conditions in North America which delayed the start of the spring season. Total crop protection gross profit this quarter was $105-million, compared to $128-million reported in the first quarter of 2013. The decrease in gross profit was due to lower overall sales volumes and a change in geographic, product and customer mix due to the late season. As a result, total crop protection margins as a percentage of sales declined to 14.4 percent this quarter, compared to 16.3 percent in the same period last year.

Seed sales were $298-million in the first quarter of 2014, an increase from the $285-million earned in the first quarter last year. Gross profit was $46-million this quarter, up from $44-million earned in the first quarter of 2013. The increased sales and gross profit from seed can be primarily attributed to contributions from Viterra’s canola seed business, while the delayed spring season in the U.S. pushed some higher margin seed sales into the second quarter. Total seed margins as a percentage of sales were 15.4 percent in the first quarter of 2014, in line with the same quarter last year.

Sales of merchandise in the first quarter of 2014 were $186-million, compared to $120-million in the same period last year. The large increase was due to the addition of the Viterra fuel and equipment business lines. Gross profit for this product group was $24-million this quarter, an increase from the $22-million reported in the first quarter of 2013.

Services and other sales were $122-million this quarter, compared to the $146-million reported in the first quarter of 2013. The decrease in sales was due to lower sales within Australia, specifically the export of wool, which has been discontinued due to low returns on investment. Gross profit was $84-million in the first quarter of 2014, compared to $61-million for the same period last year. The higher gross profit is attributed to improved margins from the livestock markets and other services in Australia and stronger sales and margins for services and other sales in North America, despite the late start to the spring season.

Retail selling expenses for the first quarter of 2014 were $436-million, an increase of $47-million compared to the $389-million reported in the first quarter of last year. The increase was due to higher payroll and depreciation costs associated with the Viterra operations. International retail selling expenses declined approximately 8 percent in the first quarter of 2014 compared to the same period last year. Total selling expenses as a percentage of sales were 19.5 percent in the first quarter of 2014, compared to 18.2 percent reported in the first quarter last year. The increase is due to the seasonal earnings profile of the Viterra business, which has costs throughout the year, but generates the majority of its earnings in the second and third quarters. Selling expenses as a percentage of sales in the second quarter of 2014 is expected to be similar to or lower than the second quarter of 2013.

Wholesale

Wholesale’s 2014 first quarter sales were $1.1-billion, down slightly from the $1.2-billion reported in the same quarter last year. Gross profit was $171-million this quarter, compared to $343-million in the first quarter of 2013. Wholesale Adjusted EBITDA was $237-million in the first quarter of 2014 compared to $393-million reported in the same period last year, with the reduction primarily due to lower sales prices for all major crop nutrients.

Nitrogen gross profit in the first quarter of 2014 was $100-million compared to $186-million in the same quarter last year. Nitrogen sales volumes were 876,000 tonnes in the first quarter of 2014, up 6 percent from the same period last year, primarily due to the carry forward of strong urea demand from the fourth quarter of 2013. This was partially offset by lower ammonia sales volumes compared to the prior year. Realized sales prices for nitrogen declined to $438 per tonne compared to $524 per tonne in the first quarter of 2013 as a result of reduced benchmark nitrogen prices in the fourth quarter of 2013 and the normal two to three month lag in our realized prices relative to these benchmark prices. Nitrogen cost of product sold was $324 per tonne this quarter, an increase from the $300 per tonne reported in the first quarter of 2013 due to higher natural gas costs. Our average nitrogen gross margins were $114 per tonne this quarter, compared to $224 per tonne in the same period last year.

Agrium’s average natural gas cost included in cost of product sold (which includes transportation and administration costs) was $5.02/MMBtu this quarter ($4.29/MMBtu including the impact of realized gains on natural gas derivatives), compared to $3.33/MMBtu for the same period in 2013 ($3.54/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses are included in other expenses and not in cost of product sold, thus are not part of the calculation of gross profit. The average U.S. benchmark (NYMEX) natural gas price for the first quarter of 2014 was $4.90/MMBtu, compared to $3.35/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.56/MMBtu discount to NYMEX in the first quarter of 2014, an increase from the $0.28/MMBtu discount in the first quarter of 2013.

Agrium has forward hedged gas for approximately 15 to 20 percent of our expected natural gas requirements for the 2016 to 2018 time period at a price of approximately $3.50/MMBtu. Combined with our historical levels of industrial contracts, which have an inherent margin hedge correlated to indexed natural gas prices, this raises our total gas hedge position for this three-year period to approximately one-third of our total gas needs. While we believe North American gas prices will remain highly attractive in future years relative to other parts of the world, the forward strip on North American gas prices have declined to a point where we believe this will lock in highly competitive margins and reduce the longer-term risk profile.

Potash gross profit for the first quarter of 2014 was $46-million, compared to $84-million reported in the same quarter last year. The decrease was driven by lower benchmark and realized sales prices, as well as lower international sales volumes compared to the same period last year, which was partially offset by increased domestic sales volumes. Domestic sales volumes increased to 292,000 tonnes this quarter, compared to 198,000 tonnes in the first quarter of 2013, due to pent up demand in the market at the end of the fourth quarter of 2013. International sales volumes decreased to 136,000 tonnes, compared to 180,000 tonnes in the same period last year, primarily due to logistical challenges in getting product to Vancouver ports. The shortfall in our current quarter’s international sales commitments were met through purchased potash. Potash cost of product sold was $191 per tonne this quarter, slightly higher than the $183 per tonne reported in the first quarter of 2013 due to a higher percentage of domestic sales which include freight. Gross margin on a per tonne basis was $107 in the first quarter of 2014, compared to the $221 per tonne realized during the same quarter in 2013.

Phosphate gross profit was $2-million in the first quarter of 2014, compared to $37-million in the same quarter last year. The decrease was due to lower realized sales prices, partially offset by higher sales volumes. Realized phosphate sales prices were $544 per tonne this quarter, a decrease from $698 per tonne in the same period last year. Lower prices were reflective of weak global market conditions experienced in the fourth quarter of 2013 and early in the first quarter of 2014. Phosphate cost of product sold was $536 per tonne in the first quarter of 2013, consistent with the same period last year but down from the fourth quarter of 2013. Phosphate sales volumes were 308,000 tonnes in the first quarter of 2014, up 76,000 tonnes compared to the same period last year. Gross margin in the first quarter of 2014 was $8 per tonne compared to $161 per tonne in the same period last year.

Gross profit from ammonium sulfate and other products was $19-million this quarter compared to $30-million in the same period last year. The decrease was due to lower realized sales prices resulting from competitive pressures. Product purchased for resale gross profit was $4-million in the first quarter of 2014, a $2-million reduction from the same period last year as a result of decreases in all major global nutrient prices, partially offset by higher domestic and international sales volumes.

Wholesale expenses in the first quarter of 2014 were $16-million lower than the same period last year. The decrease was primarily driven by a $24-million increase in gains on natural gas derivatives, resulting from the increase in benchmark natural gas prices. Partially offsetting the gains was lower earnings from associates and joint ventures in the first quarter due to lower prices and sales volumes at both our Egypt and Argentina nitrogen facilities.

Other

EBITDA for our Other non-operating business unit for the first quarter of 2014 was a loss of $68-million, compared to a loss of $62-million for the first quarter of 2013. The unfavorable change was primarily driven by a $15-million increase in share-based payments expense driven by an appreciation of our share price during the first quarter of 2014 and improved share performance relative to our peer group which resulted in an increase in fair value of all of our share-based incentive compensation plans. This unfavorable change was partially offset by a $12-million favorable change in gross profit for the first quarter of 2014 compared to the first quarter of 2013 which reflected more inventory held in our Retail business unit not yet sold to external customers that is at a lower margin than the prior year.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the three-month period ended March 31, 2014 compared to December 31, 2013.

(millions of U.S. dollars, except as noted)	March 31, 2014	December 31, 2013	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	592	801	(209)	(26%)	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	2,143	2,105	38	2%	Increased Wholesale trade receivables consistent with the start of the sales season. This was partially offset by decreased Retail North American trade receivables and higher collection of vendor rebates in the first quarter of 2014.
Income taxes receivable	106	78	28	36%	First quarter tax installments paid exceeded the first quarter tax provision.
Inventories	4,789	3,413	1,376	40%	Seasonal Retail inventory build-up in preparation for the spring season.
Prepaid expenses and deposits	379	805	(426)	(53%)	Drawdown of prepaid inventory as Retail took delivery of product in anticipation of the spring season.

(millions of U.S. dollars, except as noted)	March 31, 2014	December 31, 2013	$ Change	% Change	Explanation of the change in balance
Other current assets	124	104	20	19%	Increase in the amount of investments.
Assets held for sale	230	202	28	14%	Increased accounts receivable and inventory consistent with the start of the sales season.
Current liabilities
Short-term debt	397	764	(367)	(48%)	Repayments of commercial paper as customer collections were made in the first quarter.
Accounts payable	5,721	3,985	1,736	44%	Retail inventory purchases and customer prepayments made in anticipation of the spring season.
Income taxes payable	2	2	—	0%	-
Current portion of long-term debt	54	58	(4)	(7%)	-
Current portion of other provisions	115	112	3	3%	-
Liabilities held for sale	59	44	15	34%	Increase in accounts payable consistent with the start of the sales season.

Working capital	2,015	2,543	(528)	(21%)

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Three months ended March 31,
(millions of U.S. dollars)	2014	2013	Change
Cash provided by operating activities	788	360	428
Cash used in investing activities	(510)	(384)	(126)
Cash used in financing activities	(467)	(39)	(428)
Effect of exchange rate changes on cash and cash equivalents	(3)	(7)	4

Decrease in cash and cash equivalents from continuing operations	(192)	(70)	(122)

Cash and cash equivalents used in discontinued operations	(17)	(3)	(14)

The sources and uses of cash for the three months ended March 31, 2014 compared to the three months ended March 31, 2013 are summarized as follows:

Cash provided by operating activities – Drivers behind the $428-million source of cash increase

Source of cash	•	$219-million decrease in income taxes paid resulting primarily from reduced earnings in 2013 and lower taxes paid in the first quarter of 2014 compared to tax payments made in the first quarter of 2013 on 2012 earnings.

•

$342-million increase in cash inflows from non-cash working capital. This was primarily driven by less pre-bought inventory in Retail as a result of lower purchase prices which reduced the incentive to lock in inventory coupled with a decrease in accounts receivable as a result of lower Wholesale selling prices.

Cash used in investing activities – Drivers behind the $126-million use of cash increase

Use of cash	•	$122-million increase in capital expenditures primarily related to the Vanscoy potash expansion project.

Cash used in financing activities – Drivers behind the $428-million use of cash increase

Use of cash	•	$414-million due to the repayment of $349-million short-term debt as a result of customer collections early in the first three months of 2014 compared to an issuance of $65-million of short-term debt in the first three months of 2013.

Capital Expenditures

	Three months ended
	March 31,
(millions of U.S. dollars)	2014	2013
Sustaining capital	114	96
Investing capital	345	241

Total	459	337

Our investing capital expenditures increased in the first three months of 2014 compared to the first three months of 2013 due to increased activity on the Vanscoy potash expansion project.

Short-term Debt

Our short-term debt of $397-million at March 31, 2014 is summarized in note 6 of our Consolidated Financial Statements.

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares at April 30, 2014 was approximately 144 million. At April 30, 2014, the number of shares issuable pursuant to stock options outstanding (issuable assuming full exercise, where each option granted can be exercised for one common share) was approximately nil.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2
Sales	3,079	2,867	2,796	6,908	3,156	3,093	2,768	6,669
Gross profit	556	740	629	1,699	705	974	730	1,831
Net earnings from continuing operations	12	110	80	744	146	358	140	859
Net (loss) earnings from discontinued operations	(9)	(11)	(4)	3	(5)	(4)	(11)	1
Net earnings	3	99	76	747	141	354	129	860
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic	0.08	0.74	0.54	5.00	0.98	2.37	0.87	5.44
Diluted	0.08	0.74	0.54	5.00	0.98	2.36	0.87	5.43
(Loss) earnings per share from discontinued operations attributable to equity holders of Agrium:
Basic	(0.06)	(0.08)	(0.02)	0.02	(0.04)	(0.03)	(0.07)	—
Diluted	(0.06)	(0.08)	(0.02)	0.02	(0.04)	(0.02)	(0.07)	0.01
Earnings per share attributable to equity holders of Agrium:
Basic	0.02	0.66	0.52	5.02	0.94	2.34	0.80	5.44
Diluted	0.02	0.66	0.52	5.02	0.94	2.34	0.80	5.44

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

BUSINESS ACQUISITION

We completed the acquisition of certain Canadian and Australian agri-products assets of Viterra on October 1, 2013. During March 2014, we finalized our purchase price allocation without change to the fair values disclosed in our 2013 Annual Report. For further information, refer to note 3 of our Consolidated Financial Statements.

DISCONTINUED OPERATIONS

In December 2013, Agrium commenced with a divestment process for the AAT Direct Solutions and Turf and Ornamental businesses that were not transitioned to our Wholesale business unit. For further information, refer to note 2 of our Consolidated Financial Statements.

NORMAL COURSE ISSUER BID

On May 14, 2013, the Toronto Stock Exchange (“TSX”) accepted Agrium’s notice of intention to make a normal course issuer bid (“NCIB”) whereby Agrium may purchase up to 7,472,587 common shares on the TSX and New York Stock Exchange during the period from May 21, 2013 to May 20, 2014 with a daily purchase limit of 133,301 common shares on the TSX. During the period from May 21, 2013 to December 31, 2013, we purchased approximately 5.8 million shares at an average share price of $86 for total consideration of approximately $498-million under our NCIB. There were no share repurchases during the three months ended March 31, 2014. Shareholders can obtain a copy of the NCIB notice submitted to the TSX without charge upon request.

ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Certain financial measures in this MD&A are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum measure mandated by IFRS. A non-IFRS financial measure generally either excludes or includes amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Refer to the following tables for further discussion of how they are calculated and their usefulness to users including management. Non-IFRS financial measures are not recognized measures under IFRS and our method of calculation may not be directly comparable to that of other companies. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our additional IFRS financial measures, their definitions and how management assesses each measure. As the measures set out below are presented in our Consolidated Financial Statements included in this MD&A, they are classified as additional IFRS financial measures where they reflect consolidated Agrium, and are classified as non-IFRS financial measures where they do not reflect consolidated Agrium, including references to EBITDA when presented on an operating segment basis.

Additional IFRS financial measures	Definition	Management’s assessment
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	EBIT provides a supplemental measure used by management to: (1) evaluate the effectiveness of our businesses; (2) evaluate our ability to service debt; and (3) determine resource allocations. We believe EBIT is useful to investors, securities analysts and management, as the measure allows for an evaluation of segment performance exclusive of capital structure and income taxes, both of which are not a direct result of the efficiency of each business and are generally accounted for and evaluated on a consolidated basis.

The following table outlines our non-IFRS financial measures, their definitions and usefulness, and how management assesses each measure.

Non-IFRS financial measures	Definition	Management’s assessment
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. This measure is also used by investors and securities analysts as a valuation metric and as an alternative to cash provided by operating activities.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Refer to EBIT and EBITDA. Management believes that this metric provides useful comparative information on our profitability by adding back finance costs, income taxes, depreciation and amortization of joint ventures.

RECONCILIATIONS OF ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT

	Three months ended March 31, 2014				Three months ended March 31, 2013
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	17	237	(68)	186	25	393	(62)	356
Equity accounted joint ventures:
Finance costs and income taxes	—	4	—	4	—	7	—	7
Depreciation and amortization	—	2	—	2	—	2	—	2

EBITDA	17	231	(68)	180	25	384	(62)	347
Depreciation and amortization	72	53	2	127	53	50	5	108

EBIT	(55)	178	(70)	53	(28)	334	(67)	239

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting judgments and estimates, refer to the section “Critical Accounting Judgments and Estimates” of our 2013 annual Management’s Discussion and Analysis, which is contained in our 2013 Annual Report. Since the date of our 2013 annual Management’s Discussion and Analysis, there have not been any significant changes to our critical accounting judgments and estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements are the same as those applied in our audited annual financial statements in our 2013 Annual Report, with the exception of the adoption of IFRS 9 Financial Instruments and other accounting changes described in note 10 of our Consolidated Financial Statements.

For information regarding changes in accounting policies, refer to the section “Accounting Standards and Policy Changes Not Yet Implemented” of our 2013 annual Management’s Discussion and Analysis, which is contained in our 2013 Annual Report.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 74 - 77 in our 2013 Annual Report and under the heading “Risk Factors” on pages 29 - 40 in our 2013 Annual Information Form has not changed materially since December 31, 2013.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our company, including our 2013 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Major crop prices have strengthened from levels at the beginning of 2014, driven by strong demand and increased uncertainty over supply. The improvement in crop prices has led to a rebound in grower sentiment and has been supportive of crop input demand. Combined North American acreage of corn, soybean, cotton and canola is expected to be close to record highs in 2014, which is expected to be supportive of seed demand and for other crop inputs and agronomic services. Crop protection product demand, and associated service component, is expected to continue to be supported by growers’ efforts to combat glyphosate resistant weeds with alternative chemistries. Glyphosate prices have been relatively steady so far in 2014 and are generally expected to remain firm.

The start of the spring planting season in North America is behind normal pace as a result of the coldest winter in 30 years throughout many areas of North America and prolonged cold and wet weather in early spring. The large North American crop in 2013, particularly in Canada, combined with the cold winter, have challenged rail and port transportation logistics so far in 2014. In some cases, the delayed start has allowed the crop nutrient supply chain more time for product to move to market. However, constrained logistical capacity is still expected to contribute to tight supply and demand balances within regional markets this season.

Following a strong start to 2014, global urea prices have declined since early February, driven by a seasonal slow-down in import demand and larger than usual supplies available from China. In North America, urea prices have declined from peak levels, but remain at a premium relative to import parity due to a tight supply and demand balance. U.S. offshore urea imports began the 2013/14 fertilizer year at a slow pace, but picked up as the spring season approached. Chinese urea exports will be a key driver of the nitrogen market in 2014. China exported the same volume of urea in the first two months of 2014 as it did in the first half of 2013. Another uncertainty in the nitrogen global market is the unrest between Russia and Ukraine, which could impact urea export availability from this region.

Pent up demand has provided support to global and North American potash markets so far in 2014. Data from the International Plant Nutrition Institute shows producer shipments in North America were up almost 50 percent in the first quarter of 2014 compared to 2013 levels. However, tight Canadian rail capacity, has constrained both domestic North American and export shipments. This has led to some regional tightness within North America and firm pricing. Globally, spot market prices have increased from early 2014 levels, driven by tighter potash export supply availability. Brazilian demand has been an important driver as Brazilian potash imports have begun 2014 at a similar pace to record 2013 levels. Furthermore, both China and India have signed supply agreements for 2014 which has provided the global marketplace with increased visibility.

Similar to the urea market, export phosphate prices have declined following a strong rally to begin 2014. Phosphate prices were supported by the combination of pent up demand and supply disruptions. Shipments of phosphate from Morocco were restricted in the first quarter of 2014 by adverse weather. Analysts expect Indian import demand to increase by approximately one million tonnes in 2014/15 as domestic Indian inventories of DAP are significantly below last year’s levels. Global phosphate prices and the value of the Indian rupee will be important drivers of Indian DAP imports in the coming months. For most phosphate producers, sulfur and ammonia costs have increased to levels similar to where they were at this time a year ago which may lend some support to phosphate prices.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; dividends and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and proposed acquisitions and divestitures and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below in this MD&A. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the Egyptian Misr Fertilizer Production Company nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s acquisition of AWB, including litigation risk resulting from AWB having been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme. There are risks associated with our acquisition of certain Retail Agri-products assets of Viterra, including: timing and costs of the associated integration of the retained Viterra Retail Agri-products assets; the size and timing of expected synergies could be less favorable than anticipated; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. Furthermore, the potential divestiture of the Turf and Ornamental and Direct Solutions businesses and any potential financial gains or losses resulting from the completion of the strategic review process may differ materially from those in the forward-looking statements.

The purpose of our guidance for the second quarter of 2014 included herein is to assist readers in understanding our expected and targeted financial results and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

A WEBSITE SIMULCAST of the 2014 1st Quarter Conference Call will be available in a listen-only mode beginning Wednesday, May 7th, 2014 at 7:30 a.m. MST (9:30 a.m. EST). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com